EXHIBIT 4.8

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of Hill-Rom Holdings, Inc. (the “Company” or “Hillrom”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, and relevant provisions of the Indiana Business Corporation Law (the “IBCL”). This description does not purport to be complete. It is subject to, and qualified in its entirety by reference to, the applicable provisions of the IBCL and the Company’s Restated and Amended Articles of Incorporation (the “Certificate of Incorporation”) and the Company’s Amended and Restated Code of By-laws (the “By-Laws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit [4.11] is a part. We encourage you to read the Certificate of Incorporation, the By-Laws, and the applicable provisions of the IBCL for additional information.

Authorized Capital Stock

The Company is authorized to issue a total of two hundred million (200,000,000) shares of capital stock consisting of (i) one million (1,000,000) shares of preferred stock (the “Preferred Stock”) and (ii) one hundred ninety-nine million (199,000,000) shares of common stock, without par value (the “Common Stock”).

Common Stock

Dividend Rights

The Board of Directors (the “Board”) has authority to authorize and direct the payment of dividends and the making of other distributions by the Company at such times, in such amounts and forms, from such sources and upon such terms and conditions as it may, from time to time, determine upon, subject only to the restrictions, limitations, conditions and requirements imposed by the IBCL, other applicable laws, and the Certificate of Incorporation.

Voting Rights

Holders of Common Stock are entitled to one vote per share of Common Stock in the election of directors of the Company and upon each other matter coming before any vote of the holders of the Common Stock. The By-Laws provide that: (i) any action required or permitted to be taken at any meeting of the shareholders with respect to any question or matter other than the election of directors shall be taken pursuant to a vote of the duly authorized, issued and outstanding shares of Common Stock (determined as of the record date for the meeting) present, in person or by proxy, at a meeting at which a quorum is present, in which the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by the provisions of the IBCL, the Certificate of Incorporation or other applicable legal or regulatory requirement and (ii) directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present, unless the Certificate of Incorporation provides otherwise. The Common Stock does not have cumulative voting rights.

Liquidation Rights

Subject to the rights of holders of any outstanding Preferred Stock, holders of Common Stock shall be entitled to receive the net assets of the Company upon dissolution.

Conversion, Redemption, Preemptive, and Other Rights

Holders of Common Stock have no conversion, redemption, preemptive, or sinking fund rights with respect to the Common Stock. The Common Stock is not liable to further call or assessment by the Company or subject to any restriction on alienability, except as required by law.

Preferred Stock

The rights of holders of Common Stock may be materially limited or qualified by the rights of holders of Preferred Stock that may be issued in the future. Under the terms of the Certificate of Incorporation, the Board is authorized to issue up to one million (1,000,000) shares of Preferred Stock in one or more series without further action by the holders of Common Stock. The Board is vested with authority to determine and state the distinguishing designations and the relative preferences, limitations, voting rights, if any, and other rights of each such series of Preferred Stock.

Certain Anti-Takeover Effects of Provisions of the Certificate of Incorporation, the By-Laws, and the IBCL

Certain provisions of the Certification of Incorporation, the By-Laws, and the IBCL could have anti-takeover effects and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, as discussed below:

Authorized but Unissued Stock

The Company may issue additional shares of Common Stock or Preferred Stock without shareholder approval, subject to applicable rules of the New York Stock Exchange and the IBCL, for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and for employee benefit plans and equity grants, all of which may result in additional dilution to existing holders. The existence of unissued and unreserved Common Stock and Preferred Stock may enable the Company to issue shares that could discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Undesignated Preferred Stock

The Certificate of Incorporation authorizes the Board to issue shares of Preferred Stock and set the preferences, limitations, voting rights, if any, and other rights related to that Preferred Stock without shareholder approval. The preferences and rights of any such Preferred Stock could delay, defer, or prevent any attempt to acquire or control the Company.

Board Size; Vacancies; Removal

The By-Laws provide that the number of members of the Board is fixed by the Board. The Certificate of Incorporation provides that except as may be expressly provided by law, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall be filled by a majority vote of the directors then in office, and directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders. Any director, or the entire Board, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the voting power of all of the shares of the Company entitled to vote generally in the election of directors, voting together as a single class.

Shareholder Action by Written Consent

The Certificate of Incorporation and the IBCL provide that any action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting only if a consent in writing setting forth the action so taken is signed by all the shareholders entitled to vote with respect thereto.

Special Meetings of Shareholders

The By-Laws provide that a special meeting may be called by the Board, by the President of the Company, or by shareholders holding not less than one-fourth (1/4) of the duly authorized, issued, and outstanding shares of Common Stock.

Advance Notice for Shareholder Proposals and Director Nominations

The By-Laws contain advance notice procedures with respect to shareholder proposals and the nomination by shareholders of candidates for election as directors. In general, shareholders seeking to propose matters to be acted on at shareholders’ meeting or nominate candidates for election as directors are required to provide written notice to the Secretary of the Company not later than 100 days prior to the anniversary of the date of the immediately preceding annual meeting. Such notice must also contain certain information as specified in the By-Laws.

Amendments/Repeal of Provisions in the Certificate of Incorporation or By-Laws

The Certificate of Incorporation provides that, except as otherwise expressly provided in the Certificate of Incorporation and subject to the terms of any outstanding series of Preferred Stock, the Company reserves the right to increase or decrease the number of its authorized shares, or any class or series thereof, and to reclassify the same, and to amend, alter, change, or repeal any provision contained in the Certificate of Incorporation, or in any amendment thereto, or to add any provision to the Certificate of Incorporation or to any amendment thereto, in any manner now or hereafter prescribed or permitted by the IBCL or by any other applicable laws. The IBCL provides that unless a greater vote is required under a specified provision of the IBCL, the Certificate of Incorporation, or the Board, a proposal to amend the Certificate of Incorporation will be approved if the votes cast favoring the proposal exceed the votes cast opposing the proposal at a meeting of shareholders at which a quorum is present.

The By-Laws provide that the Board shall have power, without the assent or vote of the shareholders, to make, alter, amend, or repeal the By-Laws, by the affirmative vote of a majority of the directors. Shareholders do not have the right to amend the By-Laws.

Certain Provisions of the IBCL

As an Indiana corporation, the Company is governed by the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult certain unsolicited acquisitions or changes in control of the Company. These provisions also may have the effect of preventing changes in the Company’s management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.

Control Share Acquisitions. Under Chapter 42 of the IBCL, “control shares” acquired in a “control share acquisition” have the same voting rights as were accorded the shares before the control share acquisition only to the extent granted by resolution approved by the shareholders of the issuing public corporation at a special or annual meeting of shareholders. Such a resolution must be approved by (i) each voting group entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that voting group, subject to certain shareholders being entitled to vote as a separate voting group as described in the IBCL, and (ii) each voting group entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group, excluding all interested shares. Unless otherwise provided in a corporation’s articles of incorporation or bylaws before a control share acquisition has occurred, in the event control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Chapter 44 of the IBCL. The Company is an “issuing public corporation” as defined under Chapter 42 of the IBCL.

Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person, immediately after acquisition of the shares (directly or indirectly, alone or as part of a group), to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power:

i.One-fifth (1/5) or more but less than one-third (1/3) of all voting power.
ii.One-third (1/3) or more but less than a majority of all voting power.
iii.A majority or more of all voting power.

“Control share acquisition” means, subject to specified exceptions, the acquisition (directly or indirectly) by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within ninety (90) days or shares acquired pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition.

Chapter 42 of the IBCL does not apply if, before a control share acquisition is made, a corporation’s articles of incorporation or bylaws provide that they do not apply. Neither the Certificate of Incorporation nor the By-Laws currently excludes the Company from Chapter 42 of the IBCL.

Certain Business Combinations. Chapter 43 of the IBCL restricts the ability of a “resident domestic corporation” to engage in any business combinations with an “interested shareholder” for a period of five (5) years following the interested shareholder’s share acquisition date unless the business combination or the purchase of shares made by the interested shareholder on the interested shareholder’s share acquisition date is approved by the board of directors of the resident domestic corporation before the interested shareholder’s share acquisition date. If the business combination was not previously approved, the interested shareholder may effect a business combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shareholders or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has one hundred (100) or more shareholders. “Interested shareholder” means any person (other than the resident domestic corporation or its subsidiaries) that is (i) the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and at any time within the five (5) year period immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent (10%) or more of the voting power of the then outstanding shares of the resident domestic corporation.

The definition of “beneficial owner” for purposes of Chapter 43 of the IBCL, means a person that (i) individually or with or through any of its affiliates or associates beneficially owns the shares, directly or indirectly; (ii) individually or with or through any of its affiliates or associates has (a) the right to acquire the shares at any time, under any agreement, arrangement, or understanding, or upon the exercise of conversion rights, exchange rights, warrants, options, or otherwise, or (b) vote the shares under any agreement, arrangement, or understanding (excluding voting rights under revocable proxies made in accordance with federal law); (iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of the shares with any other person that beneficially owns or whose affiliates or associates beneficially own the shares, directly or indirectly; or (iv) has any derivative instrument that includes the opportunity, directly or indirectly, to profit or share in any profit derived from any increase in the value of the subject shares.

The above provisions do not apply to corporations that elect not to be subject to Chapter 43 of the IBCL in their original articles of incorporation or in an amendment to their articles of incorporation approved by a majority of the disinterested shareholders. That amendment, however, cannot become effective until eighteen (18) months after its passage and would apply only to share acquisitions occurring after its effective date. The Certificate of Incorporation does not exclude the Company from Chapter 43 of the IBCL.
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